Exhibit 99.1

Nova Minerals Finds Antimony up to 56.7% from Latest Rock Samples at the Stibium prospect on its Estelle Gold and Critical Minerals Project, in Alaska

Anchorage, Alaska, December 5, 2024 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) is pleased to announce antimony rock chip assay results from its 2024 exploration season confirming an extensive 800m long by 400m wide antimony rich zone at its Stibium prospect, within its over 500km2 flagship Estelle Gold and Critical Minerals Project located in the Tintina Gold Belt in Alaska.

Highlights

●	Follow-up reconnaissance mapping and sampling has proven an extensive antimony rich zone at Stibium with grades up to 56.7% Sb.

●	Best 2024 rock sampling results at Stibium include (Table 1 and Figures 1, 4 and 5):

●	56.7% Sb
●	55.7% Sb
●	54.8% Sb
●	54.5% Sb
●	46.2% Sb
●	45.9% Sb
●	43.3% Sb

●	Samples from the initial discovery in 2023 measured 60.5% and 2.1% Sb (ASX Announcement: 10 October 2023).

●	The Stibium occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open.

●	A 2,500kg bulk sample was collected for metallurgical test work.

●	Awaiting further antimony soil and gold rock and soil sample assay results for Stibium.

●	Results incoming on the remainder of the 2024 sampling, including further regional exploration from the broader RPM and Stoney areas.

●	Nova Minerals, through our 100% owned subsidiary Alaska Range Resources LLC, is a member of the Defense Industrial Base Consortium (DIBC), and as an early mover is well advanced with the Dept of Defense (DoD) grant application process.

●	Antimony is listed as a critical and strategic mineral to US economic and national security interests by the US Department of Interior. The European Union also has antimony on their critical materials list and both are 100% import reliant.

●	China, which produces ~54% of the worlds antimony, recently banned all exports of the critical mineral to the US (See news article here).

Nova CEO, Mr Christopher Gerteisen commented: “With these results we begin to appreciate the potential size and tenor of the impressive antimony discovery at the Stibium prospect. We also anxiously await the 2024 gold results which have previously delivered up to 12.7 g/t Au (ASX Announcement 10 October 2023). These results show Stibium to be an exceptional high grade antimony-gold drill ready prospect that the Company will prioritize moving forward and advance towards resource definition to continue to increase and prove-up the total resource inventory across the Estelle Gold and Critical Minerals Project, which already includes the high-grade RPM gold deposit and the bulk tonnage Korbel gold deposit. The company is now well advanced with its applications towards US government grant funding in pursuit of these efforts.”

Nova Head of Exploration, Mr Hans Hoffman commented: “As mentioned earlier this year, our field crews hit Stibium with intensity this season – collecting 80 rock samples and 180 soil samples. Our primary objective was to delineate the anomaly from 2023. I feel like we located the heart of it, but mineralization likely extends to the north and the south.”

2024 Exploration Mapping and Sampling Program Results

During the 2024 field season Nova’s Head of Exploration, Mr. Hans Hoffman, continued the surface exploration mapping and sampling program across the Estelle claim block with a particular focus on following up results at prospects identified in the 2023 season. 511 soil samples, 225 rock samples, and approximately 5 tons of bulk sample material were collected across the property (Figure 2).

As a result of that program, and reported to date:

●	Assay results from soil and rock chip samples from the Styx prospect identified high-grade antimony (Sb) and gold in outcrop, with grades up to 54.1% Sb and 9.8 g/t Au (ASX Announcement: 22 November 2023).

●	Assay results from soil and rock chip samples collected from the Muddy Creek prospect, with a high of 128.5 g/t Au, have extended the high-grade gold mineralization zone by a further 400m to 800m in length now. Muddy Creek is considered to be one of the most impressive gold anomalies on the claim block to date (ASX Announcement: 27 November 2024), and

Assay results for antimony from rock samples collected at the Stibium prospect have been received and identified an 800m long by 400m wide antimony rich zone with results of up to 56.7% Sb and 11 samples grading > 30% Sb, as reported in this announcement.

Further results from the soil and rock chip samples taken from across the project area in 2024 will be reported once received and processed.

400m
800m
32.6%
TKqd
Kh
35.3%
34.9%
46.2%
43.3%
Stibium
56.7%
32.7%
54.5%
TKqd
TKqd
4.3%
54.8%
19.3%
19.1%
45.9%
55.7%
60.5%
2.11%
2%
2%
2.8%
2.11%
2.8%
2%
2%
Korbel
Stibium
Wombat
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
Rocks - Sb_ppm
0 - 5
5 - 100
100 - 500
500 - 1000
1000 - 10000
>1%
TKqd - quartz diorite
Kh - hornfels
NOVA
MINERALS
Antimony
Stibium - 2024
0 50 100 150 200 m
Figure:
1

Figure 1. Stibium antimony rock sample results (2023 sampling shown as transparent)

490000
500000
510000
6880000
6870000
6860000
6850000
Korbel
Stibium
Wombat
E397249
Stoney
West Wing
Muddy Creek
Styx
Train
RPM
E397197
Rocks
Soils
Area covered in this announcement
NOVA MINERALS
2024 Reconnaissance
Estelle Project
0
2.5
5 km
Figure:
2

Figure 2. Estelle property map showing the sampling program undertaken in 2024

Stibium Surface Sampling

Field crews conducted an extensive surface sampling program over the Stibium area this year which for the first time also specifically targeted stibnite, which is the primary ore source for antimony. A total of 80 rock samples were collected, 11 of which were greater than 30% Sb, including a high of 56.7% Sb. 180 soil samples were also collected from the area, with assay results for antimony soil and gold rock and soil samples from Stibium still outstanding. The Stibium occurrence is hosted in quartz diorite intrusive rocks and hornfels sedimentary rock over an approximately 800m long by 400m wide zone, and remains open.

Table 1 provides a summary of the antimony grades in all rock samples greater than 1% Sb.

Sample ID	Sub-type	Sb_%	Easting	Northing
E406754	Talus high-grade	56.7	512366	6870100
E406765	Talus vein	55.7	512536	6870064
E406807	Float high-grade	54.8	512554	6870099
E406774	Outcrop vein	54.5	512605	6870119
E406929	Talus high-grade	46.2	512498	6870230
E406767	Sub-crop vein	45.9	512531	6870080
E406933	Talus high-grade	43.3	512494	6870221
E406930	Talus vein	35.3	512497	6870226
E406932	Talus high-grade	34.9	512494	6870234
E406769	Sub-crop vein	32.7	512595	6870114
E406918	Talus high-grade	32.6	512329	6870394
E406768	Sub-crop vein	19.3	512522	6870079
E406806	Sub-crop high-grade	19.1	512527	6870071
E406766	Sub-crop vein	4.3	512540	6870063
E406926	Outcrop high-grade	2.8	512415	6869958
E406758	Composite chip	2.0	512416	6869952
E406760	Composite chip	2.0	512416	6869954

Table 1. Top antimony rock sample results at Stibium

A 2,500kg bulk sample was also collected at the location of the inset shown in Figure 1 above (ASX Announcement: 10 September 2024). This sample was collected in a hydrothermal breccia hosted in hornfels near the contact with a quartz diorite. The bulk sample location didn’t exhibit the thick high-grade veins found in outcrop and talus above, but more fine-grained disseminated sulfides and patchy stibnite. A composite chip sample was collected across this zone prior to bulk sampling, with those grades average 0.5% Sb, as evidenced in Table 2 below.

Sample ID	Easting	Northing	From	To	Sb_%	Sb_ppm
E406755	512416	6869949	0.0	0.6		1505
E406756	512416	6869950	0.6	1.1		829
E406757	512416	6869951	1.1	1.4		908
E406758	512416	6869952	1.4	1.6	2.0	19900
E406759	512416	6869953	1.6	1.8		8170
E406760	512416	6869954	1.8	2.3	2.0	19500
E406761	512416	6869955	2.3	2.8		569
E406762	512416	6869956	2.8	3.5		243

Table 2. Stibium composite chip sample results – 3.5m at 0.5%Sb

Figure 3. Stibium Composite Chip Sample Location – 3.5m at 0.5%Sb

Sample E406941 had the highest antimony content at 54.1%. As shown in Figure 3, it exhibits well-developed crystals with shiny metallic luster. This sample was from a newly discovered outcropping quartz vein located approximately 130 meters southwest and 100 meters in elevation below the main occurrence. This may be an extension of the main occurrence, but is difficult to determine due to the undulating nature of both the veins (Figure 5).

As evidenced in Figure 1 and on Table 2, there were some very high-grade antimony veins located throughout the prospect. Sample E406765 (55.7% Sb) was a talus vein sample that led to the discovery of numerous outcrop/sub-crop samples directly above ranging from 19% Sb to 46% Sb. Figure 4 below shows the radiating needles indicative of antimony bearing stibnite.

Figure 4. Samples E406765 (55.7% Sb) and E406767 (45.9% Sb)

Sample E406774 was a sample of a 5cm thick anastomosing stibnite vein hosted in quartz diorite showing well developed needles in Figure 5 below.

Figure 5. Sample E406774 (54.5% Sb)

Defense Industrial Base Consortium (DIBC) Membership and Grant Application Progress

Nova Minerals, through our 100% owned subsidiary Alaska Range Resources LLC, has been a member of the DIBC for over 6 months and has positively progressed with the resources and synergies it provides. The DIBC enables rapid research, access to commercial solutions for defense requirements, and innovations from industry, academia, and non-traditional contractors. DIBC members focus on identifying, developing, and testing cutting-edge capabilities at the speed of innovation.

Recognizing the potential of its antimony discovery early on, Nova is a first mover in the space and now well advanced within the Dept of Defense (DoD) grant application process to potentially rapidly develop its antimony and other critical minerals prospects identified across the Estelle Gold and Critical Minerals District. The company looks forward to keeping the market updated on this progress.

The 3D Vrify decks on the company’s website will be updated with the 2024 surface sampling exploration results when all the assays for the soil and rock chip samples taken across the entire Estelle Gold and Critical Minerals Project have been received back from the laboratory.

Qualified Persons

Vannu Khounphakdee, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdee holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdee fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is a Gold, Antimony and Critical Minerals exploration and development company focused on advancing the Estelle Project, comprised of 514 km2 of State of Alaska mining claims, which contains multiple mining complexes across a 35 km long mineralized corridor of over 20 advanced Gold and Antimony prospects, including two already defined multi-million ounce resources, and several drill ready Antimony prospects with massive outcropping stibnite vein systems observed at surface. The 85% owned project is located 150 km northwest of Anchorage, Alaska, USA, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Barrick’s Donlin Creek Gold Project and Kinross Gold Corporation’s Fort Knox Gold Mine. The belt also hosts significant Antimony deposits and was a historical North American Antimony producer.

Further discussion and analysis of the Estelle Gold Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196